

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

January 24, 2006





06010571

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 January 2006 (ASX Announcement & Media Release – Drilling Update)
24 January 2006 (Funding for World Class Project Offshore West Africa)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293



Incorporated in Western Australia

24 January 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE REPORT

- **The Schwing A-1 well, Iberville Parish, South Louisiana, is currently at a depth of 9,935 feet while rig maintenance is in progress.**
- **Eagle North 1 well, Kings County, California, is presently drilling ahead at 11,614 feet.**

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 18.3% participation) Drilling in progress

Energy Drilling Rig #7 is presently undergoing rig repairs. The well is at 9,935 feet after setting $9^{5}/_{8}$ inch casing at 2,726 feet in the Schwing A-1 well.

Shallow Prospect
The Schwing A-1 well is a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996.

Deeper Prospects
The Schwing well will comprise the first phase of a program designed to evaluate three primary concepts:

1. the normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
3. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The well is being operated by Spartan Operating Company, Inc. Participants include:

First Australian Resources (FAR)	**18.3%**
Amadeus Energy (AMU)	52.0%
Private Interests	29.7%

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Eagle Project, Kings County, California (FAR 15%)
Drilling in progress

FAR has been advised that the Kenai Drilling Rig 6 is drilling ahead at 11,614 feet (3,540 metres) in 9 7/8 inch hole after successfully running surface casing to 2,995 feet.



Eagle North-1 is planned to be drilled to a total depth of 13,800 feet (4,206 metres) to the target Gatchell Sandstone and is 1,200 feet (366 metres) to the north west of the Mary Bellocchi-1 well which flow tested oil and gas at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the Gatchell Sandstone.

Upon confirmation of the presence of oil in the target Gatchel Sandstone the well will be cased, production tested for five days and then horizontally drilled for a distance of approximately 1,000 feet (300 metres) and completed for oil production.

The participants in the Eagle Oil Pool Development Project and Eagle North-1 through their respective US wholly owned subsidiaries are:

First Australian Resources Ltd	**15%**
Victoria Petroleum NL (Operator)	20%
Empyrean Energy PLC	38.5%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	1.5%

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 January 2006

Company Announcements Office
Australian Stock Exchange

FUNDING FOR WORLD CLASS PROJECT OFFSHORE WEST AFRICA

The Board of First Australian Resources Limited ("**FAR**" or "**Company**") is pleased to announce that the Company has reached an in-principle agreement with Hartleys Limited ("**Hartleys**") to raise approximately $5.4 million through the issue of convertible notes ("**Notes**") to North American, UK and domestic institutional and sophisticated investor clients of Hartleys.

The monies raised in respect of the issue of the Notes will be applied towards FAR's exploration commitments for the recently announced 30% interest in three exploration blocks in the Mauritania-Senegal-Guinea Bissau Basin, Offshore Senegal, West Africa.

The Notes will be issued at $0.70, giving each noteholder the right to convert each Note into 5 fully paid shares (equivalent to 14 cents per share). A 10% per annum coupon is payable quarterly in arrears, with a redemption date of 31 January 2009. ASX quotation of the Notes will be sought in due course.

The Notes will mature earlier (on a date that is 3 months from the issue date of the Notes) if the assignment of the interest in the exploration licences from Hunt to FAR is not approved by the Minister of the Republic of Senegal or quotation of the Notes on the ASX is not obtained.

Commenting on the proposed Notes issue, FAR Managing Director Michael Evans welcomed the investor support for the capital raising from international and domestic institutions, noting the positive response by investors to the opportunity presented to FAR shareholders through the Senegal project and FAR's active drilling program.

An Appendix 3B in respect of the issue is attached. A copy of the trust deed in respect of the notes will be filed separately.

For information on FAR's drilling activities visit our website at *www.far.com.au*

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible notes
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,700,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Attachment 1

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The convertible notes are a new and separate class of securities. Shares issued upon conversion of the convertible notes will rank equally with the Company's already quoted ordinary shares. The Company intends to lodge a prospectus for the quotation of the convertible notes on the ASX.
5	Issue price or consideration	$0.70
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To provide funds for exploration on interests in licences being assigned to the Company from Hunt Oil Company located offshore Senegal.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 January 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
318,553,344	ORD Shares
7,700,000	Convertible Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000	Incentive Options (expiring on 16 June 2007)
		2,000,000	Consultants options (expiring on 30 June 2008)
		200,000	Consultants options (expiring on 30 Sept 2008)
		300,000	Consultants options (expiring on 30 Sept 2008)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☒ A copy of any trust deed for the additional +securities - to be provided

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director) Date: 24 Jan 2006

Print name: MICHAEL EVANS

+ See chapter 19 for defined terms.

Attachment 1

Terms of Convertible Notes

Issue Price per Note (Face Value)	$0.70
Interest	10% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (i) the Maturity Date; or (ii) the first Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest will be payable on the last business day of each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September).
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being the earlier of: (i) the date that is 3 months after the issue of the Convertible Notes if on such date: (a) quotation of the Convertible Notes on the ASX has not been obtained; or (b) the relevant Senegalese Minister has not approved the assignment by Hunt Oil Company of the 30% interest in exploration licences to FAR; or (ii) 31 January 2009
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary shares upon election by the Convertible Note holder to do so, provided that such election is in writing and given to the Company on or prior to the Maturity Date (**Conversion Notice**). The Company will proceed to issue and allot to the Noteholder who delivers a Conversion Notice that number of shares as determined by the Conversion Factor on the first Interest Payment Date following receipt of the Conversion Notice by the

+ See chapter 19 for defined terms.

	Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 5 fully paid ordinary shares and all such shares will rank pari passu in all respects with the existing ordinary shares in the Company.
Information Rights	Convertible Note holders will receive copies of all information which the Company sends to its shareholders.
Voting Rights	The Convertible Notes are non-voting and do not confer on the Noteholders any rights to attend a general meeting of shareholders (unless otherwise required by the ASX Listing Rules or the Corporations Act).
Reconstruction	If there is a reconstruction of the issued capital of the Company, the basis for the conversion of the Convertible Notes will be reconstructed in the same proportion as the issued capital of the Company is reconstructed and in a manner which will not result in any additional benefits being conferred on the holder of Convertible Notes which are not conferred on shareholders.
Bonus Issues	If a bonus share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder: (i) shares in the capital of the Company of the same class as the shares the subject of the bonus share allotment or a capital return as the case may be; and (ii) the number of shares so issued or the amount of capital return as the case may be will be equal to the number of shares in the capital of the Company or the amount of capital return to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be.
Security	The Convertible Notes are unsecured and will

+ See chapter 19 for defined terms.

	rank behind all secured creditors of the Company and rank equally with other unsecured creditors.
Trust Deed	The Company has entered into the Trust Deed with the Trustee in relation to the Convertible Notes for the purpose of Part 2L.1 of the Corporations Act. The Convertible Notes are issued subject to the Trust Deed.
Tax	In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.
ASX	The Company will apply to the ASX for quotation of the Convertible Notes in accordance with the ASX Listing Rules. Upon quotation, these Terms will be subject to the ASX Listing Rules and may be varied from time to time if necessary to ensure compliance with the ASX Listing Rules.
Foreign Shareholders	Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable under these Terms or to obtain shares on conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

+ See chapter 19 for defined terms. 11/3/2002 Appendix 3B Page 10